UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Christopher Wise

RIT Capital Partners plc

27 St. James Place

London SW1A 1NR

England

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 307325100	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RIT Capital Partners plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

24,599,749
9 SOLE DISPOSITIVE POWER

1,189,700
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,189,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.96%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 400 N. Sam Houston Parkway East, Suite 205, Houston, Texas 77060.

2. IDENTITY AND BACKGROUND.

This statement is filed by RIT Capital Partners plc, a public limited company organized under the laws of England and Wales (“RIT”). The address of the principal business and principal office of RIT is 27 St. James Place, London SW1A 1NR, England. RIT’s principal business is that of an Investment Trust.

Set forth below is certain information as specified in Instruction 2 to Schedule 13D with respect to the directors and executive officers of RIT.

Name and Title	Present Principal Occupation and Name and Address of Employer	Citizenship
Lord Jacob Rothschild Chairman	Chairman of RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	United Kingdom

Duncan Budge Chief Operating Officer	Chief Operating Officer and Director of RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	United Kingdom

David Haysey Chief Investment Officer	Chief Investment Officer of RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	United Kingdom

Charles Bailey Director	Accountant c/o RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	United Kingdom

Baron Philippe Lambert Director	Retired – President Banque Bruxelles Lambert SA c/o RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	Belgium

Andrew Knight Director	Retired – Editor of The Economist c/o RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	United Kingdom

Page 3 of 8 Pages

Name and Title	Present Principal Occupation and Name and Address of Employer	Citizenship
Micky Breuer –Weil Director	Principal Investment Advisor to Philanthropic Foundations connected to the Rothschild family c/o RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	United Kingdom

Michael Sofaer	Sole Director and Officer of Sofaer Capital, Inc. 16th Floor 16 Ice House Street Hong Kong	United Kingdom

James Leigh-Pemberton Director	Chairman of European Investment Banking of Credit Suisse Credit Suisse One Cabot Square London E14 4QJ United Kingdom	United Kingdom

Nathaniel Rothschild Director	Co-chairman of Atticus Capital LP 152 West 57th Street 45th Floor New York, New York 10019 United States of America	United Kingdom

Michel Marks Director	Chairman of NewSmith Capital Partners LLP Lansdowne House 57 Berkeley Square London W1J 6ER United Kingdom	United Kingdom

Christopher Hohn Director	Portfolio Manager of The Children’s Investment Fund Management (UK) LLP 7 Clifford Street London W1S 2WE United Kingdom	United Kingdom

Timothy Robert Barakett Alternate Director	c/o RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	Canadian

Daniel Connon Alternate Director	c/o RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	United Kingdom

Christopher Wise Alternate Director	c/o RIT Capital Partners plc 27 St. James Place London SW1A 1NR England	United Kingdom

During the last five years, none of RIT or, to the best of its knowledge, any of its directors, managers or executive officers, if any, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 8 Pages

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

RIT acquired shares of Common Stock in the open market with funds derived from the available capital of the Reporting Person.

4. PURPOSES OF TRANSACTION.

The acquisition of the shares of Common Stock by the Reporting Person is for investment purposes.

5. INTEREST IN SECURITIES OF THE ISSUER.

A.	RIT owns 1,189,700 shares of the Common Stock.

Sofaer is a participant in an intended solicitation of proxies. As such Sofaer may be deemed the beneficial owner of the shares of the other participants, Sofaer Capital Asian Hedge Fund, a Cayman Islands mutual trust (“SCAHF”), Sofaer Capital Global Hedge Fund, a Cayman Islands mutual trust (“SCGHF”), Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“Sofaer Resources”), John Laurie Hunter, Eric Wing Cheong Leung, Mark Adam Parkin and Tim Whyte. By virtue of RIT’s relationship with Sofaer, RIT may also be deemed to be the beneficial owner of the shares of the other participants.

RIT may also be deemed the beneficial owner, by virtue of its relationship with Sofaer, of the shares of the parties to an Investor Group Agreement, dated December 23, 2004, which consist of Sofaer, SCAHF and SCGHF, as well as Restructuring Investors Limited, a British Virgin Islands Limited Liability Company (“Restructuring”), Passlake Limited, a Cayman Islands investment holding company (“Passlake”) and Persistency, a Cayman Islands limited company (“Persistency”).

Each of the parties described above disclaims beneficial ownership of the shares held by any other party.

By virtue of the relationships described above, the parties listed above may all be deemed to be members of a “group”, as such term is used in Section 13(d)(3) of the Exchange Act. The aggregate beneficial ownership of such deemed group is 24,599,749 shares of Common Stock, 17,574,349 shares of which are outstanding and 7,025,400 shares of which are issuable upon the exercise of warrants. According to the definitive proxy statement filed on behalf of the Company’s Board of Directors on October 27, 2006, there were 123,752,342 shares of Common Stock outstanding as of October 26, 2006. Together, the Reporting Person and the other members of the aforementioned deemed group therefore have a beneficial ownership percentage of 18.8%.

B.	Together, RIT and the other members of the aforementioned deemed group, may be deemed to have shared power to vote 24,599,749 shares of Common Stock.

Page 5 of 8 Pages

RIT has shared dispositive power with Sofaer over 1,189,700 shares of Common Stock. Sofaer, Sofaer Resources, SCAHF and SCGHF have shared dispositive power over 9,664,779 shares of Common Stock. Mr. Parkin has sole dispositive power over 300,000 shares of Common Stock and may be deemed to be the beneficial owner of 103,400 shares of Common Stock held by Red Earth Holdings (not counted as beneficially owned by the aforementioned deemed group), a fund for which he is an advisor. None of Messrs. Hunter, Leung or Whyte has sole dispositive power over any shares of Common Stock. Restructuring has sole dispositive power over 4,442,865 shares of Common Stock, 150,000 shares of which (issuable upon the exercise of warrants) are not subject to the Investor Group Agreement and therefore not deemed beneficially owned by the aforementioned deemed group. Passlake has sole dispositive power over 566,676 shares of Common Stock. Persistency has sole dispositive power over 8,585,729 shares of Common Stock.

C.	Neither RIT nor any of the persons named in paragraph (A) have effected any transactions in the Common Stock during the past sixty (60) days, except as listed below:

RIT acquired 100,000 shares of Common Stock on October 18, 2006, in the open market for a price of $1.0275 per share.

RIT acquired 127,200 shares of Common Stock on October 19, 2006, in the open market for a price of $1.0377 per share.

RIT acquired 2,500 shares of Common Stock on October 19, 2006, in the open market for a price of $1.05 per share.

RIT acquired 470,000 shares of Common Stock on October 20, 2006, in the open market for a price of $1.0981 per share.

RIT acquired 61,000 shares of Common Stock on October 23, 2006, in the open market for a price of $1.088 per share.

Sofaer Resources acquired 100,000 shares of Common Stock on October 5, 2006, in the open market for a price of $0.9498 per share.

Sofaer Resources acquired 20,000 shares of Common Stock on October 17, 2006, in the open market for a price of $1.00 per share.

Sofaer Resources acquired 19,900 shares of Common Stock on October 18, 2006, in the open market for a price of $1.00 per share.

D.	Not applicable.

E.	Not applicable.

Page 6 of 8 Pages

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

RIT has designated Sofaer Capital, Inc., a British Virgin Islands company (“Sofaer”), as its investment advisor to vote and dispose of RIT’s shares of Common Stock in accordance with Sofaer’s discretion.

7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 1, 2006

RIT CAPITAL PARTNERS PLC

By:	/s/ Christopher Wise
Name:	Christopher Wise
Title:	Alternate Director

Page 8 of 8 Pages